Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733,
40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)

GRANT OF SHARE OPTIONS

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The board of directors (the “Board”) of Sands China Ltd. (the “Company”) announces that share options (the “Share Options”) to subscribe for shares of US$0.01 each in the capital of the Company (the “Shares”) were granted by the Company under its equity award plan adopted on May 24, 2019 and took effect on December 1, 2019 to certain eligible employees (the “Grantees”), subject to acceptance by the Grantees, with details as follows:

Date of grant	: August 15, 2022

Number of Shares in respect of which the Share Options were granted	: 3,300,000

Subscription price of Share Options granted
: HK$17.80
(The subscription price of HK$17.80 represents a price which is the higher of (i) the closing price of the Shares of HK$17.80 as stated in the daily quotation sheet of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) on August 15, 2022 (that is, the date of grant) and (ii) the average closing price of the Shares in the daily quotation sheets of the Stock Exchange for the five (5) business days immediately preceding August 15, 2022, being HK$17.71)

Closing price of the Shares on the date of grant	: HK$17.80

Validity period of the Share Options	: Ten (10) years

Vesting date of the Share Options	: 100% of the Share Options granted will vest on December 31, 2026

None of the Grantees are the directors, chief executives or substantial shareholders of the Company, nor an associate (as defined under the Listing Rules) of any of them.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, August 15, 2022

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Director:
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.
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